# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc CORP, CIK 0001438231
CUSIP: 25381B101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008
Date of event which requires filing of this statement: 07/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001478982
Persons authorized to receive notices and communications: Rishi Bajaj, Altai Capital Management, L.P., PO Box 15203, Irvine, California (CA), 92623-9998, 949-326-9612; Ele Klein & Sean W. Brownridge, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Altai Capital Management, L.P. (CIK 0001478982): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,769,346; sole dispositive power 0; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,769,346 (12.8% of the class)
- Altai Capital Management, LLC (CIK 0001619440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,769,346; sole dispositive power 0; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,769,346 (12.8% of the class)
- Rishi Bajaj (CIK 0001619438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 22,599; shared voting power 2,769,346; sole dispositive power 22,599; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,791,945 (12.9% of the class)
  Comment: The 2,791,945 shares of Common Stock (as defined in Item 2) include a total of (i) 22,599 shares of Common Stock underlying the RSUs (as defined in Item 2) directly held by Mr. Bajaj and (ii) 2,769,346 shares of Common Stock held for the accounts of Osprey and the Separately Managed Accounts (each as defined in Item 2).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Digimarc CORP
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (the "Schedule 13D") is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission ("Investment Manager"); (ii) Altai Capital Management, LLC, a Delaware limited liability company ("IMGP"); and (iii) Rishi Bajaj ("Mr. Bajaj"), the President and Chief Investment Officer of Investment Manager and managing member of IMGP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as, the "Reporting Persons." The Reporting Persons are jointly filing this Schedule 13D.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Digimarc Corporation, an Oregon corporation (the "Issuer"), held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company ("Osprey"), and accounts separately managed by Investment Manager (the "Separately Managed Accounts"), as well as the shares of Common Stock underlying the restricted stock units ("RSUs") held directly by Mr. Bajaj.

Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of Osprey and the Separately Managed Accounts.
Residence or business address: The address of the business office of each of the Reporting Persons is PO Box 15203, Irvine, CA 92623.
Present principal occupation or employment: The principal business of Investment Manager is serving as the investment manager of certain investment funds and managed accounts, including Osprey and the Separately Managed Accounts. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as President and Chief Investment Officer of Investment Manager and managing member of IMGP.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $75,848,391.63 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey. Based on information and belief, the source of the funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

The 22,599 shares of Common Stock underlying the RSUs reported herein are directly held by Mr. Bajaj and were issued in consideration for his service on the board of directors of the Issuer (the "Board").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

At the request of the Issuer, Mr. Bajaj agreed to serve as a member of the Board. In connection therewith, on July 28, 2025, Investment Manager and Mr. Bajaj entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"), pursuant to which the Issuer agreed, among other things, to have Mr. Bajaj join the Board for a term expiring at the 2026 annual meeting of the Company's shareholders (including any adjournments, postponements, reschedulings or continuations thereof and any meetings that may be called in lieu thereof, the ("2026 Annual Meeting"). The Cooperation Agreement also includes customary standstill provisions, subject to certain exceptions, including certain restrictions on the ability of Investment Manager and its affiliates and associates to acquire additional securities of the Issuer.

On July 28, 2025, in connection with their entry into the Cooperation Agreement, Investment Manager and Mr. Bajaj entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement"), pursuant to which Mr. Bajaj may share certain confidential information related to the Issuer with Investment Manager and certain of its personnel and representatives.

In addition, on July 29, 2025, the Issuer issued a press release announcing the Cooperation Agreement and certain of its material terms (the "Press Release").

The foregoing summaries of the Cooperation Agreement and the Press Release are not complete and are qualified in their entirety by the full text of the Cooperation Agreement and the Press Release, each of which is included as Exhibit 99.2 and Exhibit 99.3, respectively, to this filing by reference to Exhibits 10.1 and 99.1 of the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the "SEC") on July 29, 2025 and is incorporated by reference herein.

The Reporting Persons and their representatives have, from time to time, engaged in, and, subject to the terms of the Cooperation Agreement, expect to continue to engage in, discussions with members of management of the Issuer and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the terms of the Cooperation Agreement, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, subject to the terms of the Cooperation Agreement, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 21,552,001 shares of Common Stock outstanding as of April 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 6, 2025, and assumes the shares of Common Stock underlying the RSUs reported herein are outstanding.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons (other than the shares of Common Stock underlying the RSUs held directly by Mr. Bajaj). Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as set forth in Item 6, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons and Osprey are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons, except for Vincent C. Smith Jr., the beneficial owner of the Separately Managed Accounts, with respect to the shares in the Separately Managed Accounts and which represent more than 5% of the outstanding shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

On July 29, 2025, Mr. Bajaj received a grant of 22,599 RSUs in consideration for his service on the Board. Of the 22,599 RSUs, 16,302 RSUs will vest annually over three years and 6,297 RSUs will vest annually on the earlier of (a) the anniversary of the grant date or (b) the date of the 2026 Annual Meeting.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated August 4, 2025.
Exhibit 99.2 - Cooperation Agreement, dated July 28, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2025).
Exhibit 99.3 - Press Release (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2025).

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (08/04/2025)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (08/04/2025)
- Rishi Bajaj: /s/ Rishi Bajaj, Rishi Bajaj, Individually (08/04/2025)